===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:  DECEMBER 31, 1999

                                       or

[   ]     Transition Report Pursuant to Section 15(d) of the Securities
          Exchange Act of 1934

For the period from              to

Commission File Number:  0-22256

                      MONACO COACH CORPORATION 401(K) PLAN

                            (Full title of the Plan)

                            MONACO COACH CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)

                              91320 INDUSTRIAL WAY
                                COBURG, OR 97408

                     (Address of principal executive office)

===============================================================================

MONACO COACH CORPORATION 401(k) PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                                                          PAGE

Report of Independent Accountants.........................................................................   3

Financial Statements:

     Statement of Net Assets Available for Plan Benefits
         At December 31, 1999 and 1998....................................................................   4

     Statement of Changes in Net Assets Available for Plan
         Benefits for the Year Ended December 31, 1999....................................................   5

     Notes to Financial Statements .......................................................................   6

Supplemental Schedules:

     Schedule of Assets Held for Investment Purposes at End of Year.......................................  13

     Schedule of Reportable Transactions..................................................................  14

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Monaco Coach Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Monaco Coach Corporation 401(k) Plan (the Plan) at December 31, 1999 and December 31, 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investments Purposes at End of Year and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

May 12, 2000
Portland, Oregon

MONACO COACH CORPORATION 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1999 AND 1998

                                                                                         1999             1998
                                           ASSETS
Cash and cash equivalents                                                           $    571,605      $    494,892
Investments, at fair value:
    Investment funds                                                                  51,029,065        41,332,655
Participant loans                                                                      1,900,343
Receivables:
    Employer's contributions                                                             476,385           373,782
    Accrued interest                                                                       2,518             6,063
                                                                                    ============      ============
      Total assets                                                                    53,979,916        42,207,392

                                  LIABILITIES

Accrued administrative expenses                                                           12,316             3,180
                                                                                    ------------      ------------

      Net assets available for plan benefits                                        $ 53,967,600      $ 42,204,212
                                                                                    ============      ============


    The accompanying notes are an integral part of the financial statements.

MONACO COACH CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999

Additions:
    Additions to net assets attributed to:
      Investment income:

        Net appreciation in fair value of investments                                                $  9,238,086
        Interest and dividends                                                                          1,561,719
        Participant rollover from other plans                                                             286,345
                                                                                                   ---------------
                                                                                                       11,086,150
      Contributions:
        Participant                                                                                     3,233,771
        Employer                                                                                          476,385
                                                                                                   ---------------
      Total additions                                                                                  14,796,306
                                                                                                   ---------------

Deductions:
    Deductions from net assets attributed to:
      Benefits paid to participants                                                                     2,867,342
      Administrative expenses                                                                             165,576
                                                                                                   ---------------
      Total deductions                                                                                  3,032,918
                                                                                                   ---------------
      Net increase                                                                                     11,763,388

Net assets available for benefits:

    Beginning of year                                                                                  42,204,212
                                                                                                   ---------------
    End of year                                                                                      $ 53,967,600
                                                                                                   ===============


    The accompanying notes are an integral part of the financial statements.

MONACO COACH CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

     The following brief description of Monaco Coach Corporation 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL

     The Plan is a defined contribution plan covering substantially all full-time employees of Monaco Coach Corporation (the Company) who have completed 500 hours of service with 6 months of consecutive employment and are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     Voluntary wage reduction may be elected by employees. These pre-tax reductions are contributed to the Plan by the employee and may range from 1% to 16% of the employee's pre-tax earnings. The Company contributes a 25% match of participants' contributions up to the first 4% of the participants' compensation reduction, if the Company has a net profit before such contributions at year-end. Participants can change their investment fund allocations daily and pre-tax reduction percentage on a quarterly basis. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

     PARTICIPANT ROLLOVERS FROM OTHER PLANS

     Participants may rollover balances from other 401(k) plans into this Plan immediately.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or accounts balances, as defined. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

     VESTING

     Participants are immediately vested in their salary deferral contributions and rollover balances, as well as the employer match and any discretionary contributions.

     INVESTMENT OPTIONS

     Receipts of the Plan are invested by the Plan's trustee, KeyTrust Company, at the designation of the participants. The Plan offers participants the following funds in which to invest:

         MANAGED GUARANTEED INVESTMENT CONTRACT FUND (MAGIC+FUND) - The objective of this fund is to seek a reasonable level of income together with the stability of principal. This fund invests primarily in a diversified portfolio of insurance contracts and other investment contracts. The portfolio duration of the fund is five years or less.

MONACO COACH CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.   DESCRIPTION OF PLAN (CONTINUED)

     INVESTMENT OPTIONS (CONTINUED)
         AMERICAN BALANCED FUND - This fund seeks conservation of capital, current income and long-term growth of capital and income by investing in stock, bonds and other fixed-income securities.

         FIDELITY CONTRA FUND - This fund seeks capital appreciation investing. The fund invests primarily in common stock, but it has the ability to purchase other securities, including foreign securities that may produce capital appreciation.

         VICTORY VALUE STOCK FUND - The objective of this fund is to seek long-term growth capital and dividend income. The fund invests primarily in a diversified group of common stocks with an emphasis on companies with above-average total return potential. Under normal market conditions, the fund's investments will emphasize stocks with above-average dividend yields, below-average price/earnings, price/book value and price/cash flow ratios.

         JANUS ENTERPRISE FUND - The objective of this fund is to seek long-term growth of capital. The fund invests primarily in common stocks of small companies with a market capitalization of less than $1 billion and medium sized companies with a market capitalization of $1 to $5 billion.

         JANUS OVERSEAS FUND - The objective of this fund is to seek long-term growth of capital. The fund invests primarily in common stocks of companies located outside the United States (U.S.), but has the ability to invest in U.S. companies.

         MONACO STOCK - This is comprised of Monaco Coach Corporation common stock. The objective of this fund is to allow employees to invest in the financial performance of the corporation.

         COMMON STOCK - This is comprised of Harley-Davidson, Incorporated common stock that was rolled over from the Holiday Rambler plan subsequent to the purchase by Monaco Coach Corporation. Prior to the purchase of Holiday Rambler by Monaco Coach Corporation, employees could designate a percentage of their deferral amount to this fund. After the acquisition, this fund is no longer a current investment option. However, participants may elect to allocate their account balance to other funds, but cannot re-invest in the Harley-Davidson Incorporated common stock.

         VICTORY STOCK INDEX FUND - The investment objective of this fund is to seek to provide long-term capital appreciation by attempting to match the investment performance of the S&P 500 Index.

         SPECIAL VALUE STOCK FUND - The objective of this fund is to seek long-term growth of capital. The fund invests primarily in common stocks of small companies with a market capitalization of less than $1 billion and medium sized companies with a market capitalization of $1 to $5 billion. In the current year, this fund was transferred to the Janus Enterprise Fund and the Victory Stock Index Fund.

MONACO COACH CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   DESCRIPTION OF PLAN (CONTINUED)

     PARTICIPANT LOANS

     The Plan agreement contains a loan provision whereby participants can borrow 50% of the value of their vested balance, with the aggregate of all outstanding loans not to exceed $50,000. Interest on such loans is equal to 1% above the trustee's national prime rate (8.5% at December 31, 1999). Principle and interest is paid through monthly payroll deductions. Interest is credited to the participant's account.

     PAYMENT OF BENEFITS

     On termination of employment, a participant may elect to receive either a lump-sum distribution equal to the value of the participant's vested interest in his or her account or roll the balance of the account into a different plan. If the participant has a balance of greater than $5,000 in his or her account, the participant may also elect to keep the balance in the Plan. On death or retirement, a participant may elect to receive either a lump sum equal to the value of the participant's vested interest in his or her account, or annual installment according to the Plan's provisions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from plan assets during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES

     Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     INVESTMENTS VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Harley-Davidson, Incorporated common stock and Monaco Coach Corporation common stock are valued at quoted market prices. Participant notes receivable

MONACO COACH CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INVESTMENTS VALUATION AND INCOME RECOGNITION (CONTINUED)

     are valued at cost, which approximates the estimated fair value as the notes receivable accrue interest at a market rate of interest plus a margin. Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     The Plan presents in the statement of changes in net assets available of plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid. The Plan had $36,462 and $130,267 for December 31, 1999 and 1998, respectively, allocated to participants who have elected to withdraw from the Plan, which have not yet been paid or accrued.

3.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                                              DECEMBER 31,
                                                                                      -----------------------------
                                                                                         1999               1998
                                                                                      -----------       -----------
        MaGIC+Fund, 694,159 and 701,483 shares, respectively                          $ 9,441,736       $ 9,016,868
        American Balanced Fund, 214,271 and 184,908 shares,
           respectively                                                                 3,089,793         2,914,151
        Fidelity Contra Fund, 152,328 and 140,232 shares, respectively                  3,722,834         2,750,772
        Victory Value Stock Fund, 376,694 and 325,750 shares,
           respectively                                                                 6,464,074         5,674,561
        Special Value Stock Fund, 0 and 172,934 shares, respectively                            -         2,428,000
        Janus Enterprise Fund, 69,325 and 0 shares, respectively                        5,315,001                 -
        Harley-Davidson Incorporation, 301,314 and 332,416 shares,
           respectively *                                                              19,299,102        15,748,208

     *   Non-participant directed.

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,238,086, as follows:

        Mutual funds                                                                                    $3,471,988
        Common stock                                                                                     5,766,098
                                                                                                   ----------------
                                                                                                        $9,238,086
                                                                                                   ================

MONACO COACH CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


4.   NON-PARTICIPANT DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                                                               DECEMBER 31,
                                                                                      -----------------------------
                                                                                         1999              1998
                                                                                      -----------       -----------
        Net assets:
           Common stock                                                               $19,299,102       $15,748,208
           Cash and cash equivalents                                                      571,605           494,892
           Accrued interest                                                                 2,518             6,063
                                                                                      -----------       -----------
                                                                                      $19,873,225       $16,249,163
                                                                                      ===========       ===========


                                                                                                        YEAR ENDED
                                                                                                        DECEMBER 31,
                                                                                                           1999
                                                                                                       -------------
        Changes in net assets:
           Contributions                                                                                 $        -
           Dividends                                                                                         69,337
           Net appreciation                                                                               5,488,592
           Benefits paid to participants                                                                   (946,558)
           Transfers to participant-directed investments                                                   (940,363)
           Administrative expenses                                                                          (46,946)
                                                                                                       -------------
                                                                                                         $3,624,062
                                                                                                       =============

5.   CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. At times, balances during the year may exceed amounts insured by the Federal Deposit Insurance Corporation.

6.   TAX STATUS

     On July 3, 1997, the Internal Revenue Service issued a letter of determination that the Plan met the requirements of Section 401 of the Internal Revenue Code and was, therefore, exempt from federal income taxes under provisions of Section 501(a).

MONACO COACH CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED



7.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts.

8. RECONCILIATION OF FINANCIAL STATEMENTS AMOUNTS TO INTERNAL REVENUE SERVICE FORM 5500 AMOUNTS

     The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500 for December 31, 1999.

        Net assets available for plan benefits per the financial statements                            $53,967,600
        Amounts allocated to withdrawing participants                                                     (36,462)
                                                                                                 ------------------
             Net assets available for plan benefits for Form 5500                                      $53,931,138
                                                                                                 ------------------

     The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for December 31, 1999.

        Benefits paid to participants per the financial statements                                     $ 2,867,342
        Add amounts allocated to withdrawing participants at December 31, 1999                              36,462
        Less amounts allocated to withdrawing participants at December 31, 1998                          (130,267)
                                                                                                 ------------------
             Benefits paid to participants per Form 5500                                               $ 2,773,537
                                                                                                 ==================


     Amounts allocated to withdrawing participants are recorded on Form 5500 as benefit claims.

                             SUPPLEMENTAL SCHEDULES

MONACO COACH CORPORATION 401(k) PLAN
SCHEDULE H PART 4 LINE i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999

                                                             DESCRIPTION
                                                             OF INVESTMENT
                                                      --------------------------
                                                       RATE OF                         HISTORICAL        CURRENT
          IDENTITY OF ISSUE               SHARES       INTEREST       MATURITY            COST            VALUE
-------------------------------------    ---------    ----------     -----------      -------------    ------------
KeyTrust Company
    MaGIC+Fund                              694,159      N/A            N/A            $ 8,070,080      $ 9,441,736
    American Balanced Fund                  214,271      N/A            N/A              3,258,649        3,089,793
    Fidelity Contra Fund                    152,328      N/A            N/A              2,279,802        3,722,834
    Victory Value Stock Fund                376,694      N/A            N/A              5,957,936        6,464,074
    Janus Overseas Fund                      53,269      N/A            N/A              1,165,850        1,981,623
    Janus Enterprise Fund                    69,325      N/A            N/A              3,544,954        5,315,001
    Victory Stock Index                       6,674      N/A            N/A                156,564          163,039
Common stock:
    Monaco Coach Corporation                 60,720      N/A            N/A              1,086,821        1,551,863
    Harley-Davidson, Incorporation          301,314      N/A            N/A              2,505,999       19,299,102
Participant loans                                     Prime rate
                                                       plus 1%
                                                       (8.5% at
                                                      December 31,
                                                         1999)          Varies                    -        1,900,343
Cash and cash equivalents                                5.4%           N/A                 571,605          571,605
                                                                                        -----------     ------------
                                                                                        $28,598,260      $53,501,013
                                                                                        ===========     ============

MONACO COACH CORPORATION 401(k) PLAN
SCHEDULE H PART 4 LINE j
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999

Transactions which, when aggregated, involved more than 5% of the current value of beginning plan assets for the year ended December 31, 1999 were as follows:

                                                                                                    CURRENT VALUE
                                                                      EXPENSES                       OF ASSET ON
                                   PURCHASE     SELLING    LEASE    INCURRED WITH                     TRANSACTION
             FUND                    PRICE       PRICE     RENTAL    TRANSACTION         COST             DATE         NET GAIN
--------------------------------   ----------  ---------   -------  --------------   --------------  ---------------  ----------
Harley-Davidson Incorporation      $  887,628  $       -   $    -   $      -         $       -        $      -        $        -
Harley-Davidson Incorporation                   2,574,608       -          -          1,423,245              -         1,151,363